Simpson Thacher & Bartlett
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG
TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number (852) 2514-7620	E-mail Address ygao@stblaw.com

                                     August 17, 2020

CONFIDENTIAL AND VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:   Mr. Robert Littlepage, Accounting Branch Chief

Mr. Joseph Kempf, Staff Accountant

Ms. Jan Woo, Esq., Legal Branch Chief

Mr. Michael C. Foland, Esq., Attorney-Advisor

Re:   Yalla Group Limited

Draft Registration Statement on Form F-1

Submitted June 2, 2020

CIK No. 0001794350

Ladies and Gentlemen:

On behalf of our client, Yalla Group Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”) a revised draft (“Draft No. 3”) of the above-referenced Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

For your easy reference, we are providing you by overnight delivery five (5) copies of this letter as well as Draft No. 3, which has been marked to show changes to the Company’s Draft Registration Statement confidentially submitted to the Commission on June 2, 2020.

The Company has included in Draft No. 3 its interim consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, as well as certain other updated disclosures.

DANIEL FERTIG	ADAM C. FURBER	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	JONATHAN HWANG	IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett
August 17, 2020

In response to the Staff’s verbal comment conveyed to us on June 19, 2020, the Company has disclosed the identity of the two audio streaming solutions providers engaged by the Company on page 95 of Draft No. 3.

If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email) or Kai Fan at +852-2514-7515 (work), +852-6139-9879 (mobile) or kfan@stblaw.com (email).

Questions pertaining to auditing matters may also be directed to Enid Yang at +86-10-8508-7816 (work) or enid.yang@kpmg.com (email) of KPMG Huazhen LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Yi Gao
Yi Gao

Enclosures

cc:	Yalla Group Limited
Tao Yang, Chairman and Chief Executive Officer

Simpson Thacher & Bartlett LLP
Kai Fan

Cleary Gottlieb Steen & Hamilton LLP
Shuang Zhao

KPMG Huazhen LLP
Enid Yang

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